

December 16, 2014

<u>Via e-mail</u>
Dennis M. Craven
Executive Vice President and Chief Financial Officer
Chatham Lodging Trust
50 Cocoanut Row, Suite 211
Palm Beach, FL 33480

> RE: **Chatham Lodging Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 11, 2014**
> **File No. 001-34693**

Dear Mr. Craven:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 6. Selected Financial Data, page 35

1. Please tell us why you have presented only three years of financial data instead of the five years (or for the life of the registrant and its predecessors, if less) proscribed by Item 301 of Regulation S-K.

Consolidated Balance Sheets, page F-3

2. Your balance sheets reflect a liability, distributions and losses in excess of investments of unconsolidated real estate entities, reflecting negative equity in unconsolidated entities. Please clarify to us whether you have any obligation to fund the operations of, or have guaranteed any of the liabilities of these entities. Refer to ASC 323-10-35-20.

2. Summary of Significant Accounting Policies

Investment in Unconsolidated Real Estate Entities, page F-9

3. Please clarify how you determined that you do not have a controlling interest in either of the two joint ventures. Your disclosure on page F-15 suggests that you are the managing member in each of the joint ventures and as such there would be a presumption of control by analogy to ASC 970-810-25-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Accountant, at (202) 551-3432 or me at (202) 551-3693 with any questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Staff Accountant